FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For August 15, 2012

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter 2013 Results

-  Company Announces First Quarter Cash Dividend of $0.05 Per Share  -

FOR IMMEDIATE RELEASE

MACAO (August 15, 2012) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2012.

Net sales for the first quarter ended June 30, 2012 were $14.5 million, a decrease of 20.9% compared to net sales of $18.3 million for the same quarter ended June 30, 2011. Net sales decreased by 15.6% to $7.1 million in the Company’s plastic segment and by 25.5% to $7.4 million in the electronic and metallic segment.   The operating loss in the first quarter was $0.3 million, compared to an operating income of $0.1 million for the same quarter of fiscal 2011.

Total gross margin decreased to 15.4% in the first quarter ended June 30, 2012 compared to 17.3% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 19.1% of net sales for the first quarter of fiscal 2013 compared to 22.8% of net sales for the same quarter of last fiscal year.   The decrease of gross profit and margin in the plastic segment was mainly due to increases in raw materials cost and factory overheads as a percentage of net sales. Gross profit margin in the electronic and metallic segment decreased to 12.0% of net sales for the first quarter ended June 30, 2012 compared to 12.6% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increases in labor cost as well as in factory overheads, offsetting a decrease in raw materials cost as a percentage of net sales.

The Company reported net income of $0.04 million for the first quarter ended June 30, 2012 compared to net income of $0.08 million for the quarter ended June 30, 2011.  Deswell reported a basic and diluted income per share of $0.0025 for the first quarter of fiscal 2013, (based on 16,203,000 and 16,207,000 weighted average shares outstanding, respectively) compared to a basic and diluted income per share of $0.0046, (based on 16,197,000 and 16,204,000 weighted average shares outstanding, respectively) for the same quarter ended June 30, 2011.

The Company's financial position remained strong at the end of the first quarter of fiscal year 2013, with $33.5 million in cash and cash equivalents at June 30, 2012, compared to $33.1 million at June 30, 2011.  Working capital totaled $60.0 million as of June 30, 2012, versus $60.9 million as of June 30, 2011.  Furthermore, the Company has no long-term or short-term borrowings at June 30, 2012.

Mr. Franki Tse, Chief Executive Officer, commented, “We still face the softening demand which reduced our sales significantly in this quarter. Although the global economic situation is still one of our major business concerns, we have been taking many steps to secure our sales: developing new market segments, broadening product ranges and diversifying into new business areas. We believe we will be able to capitalize on some opportunities currently under development to drive improved revenue during the coming quarters. As our balance sheet remains particularly strong with cash and no long or short term debt, we anticipate dividends to be declared in each of the coming three quarters will be at least $0.05 per share.”

First Quarter Dividends

The Company also announced that on August 15, 2012 its board of directors declared a cash dividend of $0.05 per share for the fiscal first quarter ended June 30, 2012.  The dividends will be payable on September 11, 2012 to shareholders of record as of August 27, 2012.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Digidesign Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30, 2012	March 31,2012
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$33,549	$33,073
Fixed deposits maturing over three months	2,512	4,008
Marketable securities (note 2)	2,043	-
Available-for-sale securities (note 2)	7,581	7,630
Accounts receivable, net	12,286	12,476
Inventories (note 4)	15,871	15,852
Prepaid expenses and other current assets	2,038	2,164
Total current assets	75,880	75,203
Property, plant and equipment - net	45,103	46,177
Deferred income tax assets	187	187
Goodwill	392	392
Total assets	$121,562	$121,959
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$5,616	$5,741
Accrued payroll and employee benefits	3,578	3,778
Customer deposits	1,557	2,257
Other accrued liabilities	1,622	1,311
Income taxes payable	496	438
Deferred income tax liabilities	445	421
Dividend payable	2,520	324
Total current liabilities	15,834	14,270
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding June 30, 2012 - 16,481,810 (note 6);
March 31, 2012 - 16,196,810	51,582	50,816
Additional paid-in capital	8,067	8,265
Accumulated other comprehensive income	4,521	4,570
Retained earnings	41,558	44,038
Total shareholders' equity	105,728	107,689
Total liabilities and shareholders' equity	$121,562	$121,959

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )
	Quarter ended	Quarter ended
	June 30,	June 30,
	2012	2011

Net sales	$14,488	$18,324
Cost of sales	12,250	15,163
Gross profit	2,238	3,161
Selling, general and administrative expenses	2,579	3,095
Other income, net	22	48
Operating income (loss)	(319)	114
Non-operating income (expense), net (note 3)	443	(11)
Income before income taxes	124	103
Income taxes	84	28
Net income attributable to Deswell Industries, Inc.	$40	$75
Other comprehensive loss
Unrealized loss on available-for-sale securities (note 3)	$(49)	$(228)
Comprehensive loss attributable to Deswell Industries, Inc.	$(9)	$(153)
Net income per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income per share	$0.0025	$0.0046
Weighted average common shares outstanding
shares in thousands)	16,203	16,197
Diluted:
Net income per share	$0.0025	$0.0046
Weighted average number of shares
outstanding (in thousands)	16,207	16,204

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Quarter ended	Quarter ended
	June 30,	June 30,
	2012	2011
Cash flows from operating activities :
Net income	$40	$75
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,110	1,330
Provision for doubtful accounts	94	211
Allowance for (reversal of) obsolete inventories	169	(125)
Impairment for property, plant and equipment	-	(46)
Gain on disposal of property, plant and equipment	(34)	(79)
Unrealized holding (gain) loss on marketable securities	(46)	142
Deferred tax	24	(3)
Changes in operating assets and liabilities :
Accounts receivable	96	(131)
Inventories	(188)	652
Prepaid expenses and other current assets	126	(235)
Accounts payable	(125)	75
Accrued payroll and employee benefits	(200)	(125)
Customer deposits	(700)	498
Other accrued liabilities	311	(72)
Income taxes payable	58	31
Net cash provided by operating activities	735	2,198

Cash flows from investing activities
Purchase of property, plant and equipment	(49)	(82)
Proceeds from sale of property, plant and equipment,	47	166
net of transaction costs
Purchase of marketable securities	(1,997)	-
Investment in available-for-sale securities	-	(8,376)
Decrease (Increase) in fixed deposits maturing over three months	1,496	(3,089)
Net cash used in investing activities	(503)	(11,381)
Cash flows from financing activities
Dividends paid	(324)	(810)
Exercised of stock options	610	4
Treasury stock repurchased	(42)	-
Net cash provided by (used in) financing activities	244	(806)
Net decrease (increase) in cash and cash equivalents	476	(9,989)
Cash and cash equivalents, beginning of year	33,073	35,635
Cash and cash equivalents, end of year	33,549	25,646
Supplementary disclosures of cash flow information :
Cash paid during the period for :
Interest		-

Income taxes	2	-

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.        Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2012 and June 30, 2011, the results of operations for the quarter and year ended June 30, 2012 and June 30, 2011, and the cash flows for the three months ended June 30, 2012 and June 30, 2011.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 20, 2012 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized loss and cost are as follows:

	June 30, 2012

		Gross

	Cost	Unrealized gain (loss)	Fair value
Marketable securities
Equity securities	$1,997	$46	$2,043
Available-for-sale
Corporate debt securities	$8,376	($795)	$7,581

	March 31, 2012

		Gross

	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	-	-	-
Available-for-sale
Corporate debt securities	$8,376	($746)	$7,630

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gains from these marketable securities are included in the other operating income of the consolidated statement of income.

There were no proceeds, recognized gain or loss from sale of these marketable securities during the three months ended June 30, 2012.

Available-For-Sale Securities

The Company has investments in two corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

The contractual maturities of the Corporate bonds held at June 30, 2012 were more than 10 years.

The annual interest income receivable from those two corporate bonds is approximately $750.  As the Company has ability and intent to hold these corporate bonds until a recovery of fair value occurs, the company does not consider these investments to be other-than-temporarily impaired as of June 30, 2012.

As of June 30, 2012, the corporate debt securities have derived interest income of $871 to the Company since the dates of their acquisitions.

3.       Income from Available-For-Sale Securities

For the three months ended June 30, 2012, the interest income derived from the available-for-sale securities of $185 and the unrealized loss on available-for-sale securities of $49 have been separately presented as non-operating income and other comprehensive loss.

4.       Inventories

	June 30,	March 31,
	2012	2012
Inventories by major categories :
Raw materials	$8,770	$8,440
Work in progress	4,710	5,262
Finished goods	2,391	2,150
	$15,871	$15,852

5.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The total number of issued and outstanding common shares used in the calculation of weighted average number of common shares has excluded the 15,738 common shares repurchased by the Company as of June 30, 2012.  Please refer to Note 6 for details of the Stock Buyback Plan.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended June 30, 2012 and 2011 were both from the Company’s continuing operations.

6.        Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of June 30, 2012, 15,738 common shares have been repurchased under the stock buyback plan for a total consideration of $0.04 million at an average price of $2.70 per share.

However, authorization to the Company’s Share Transfer Agent to reflect these repurchased common shares as treasury shares or cancelled shares had not been effected in the Company’s account with the Share Transfer Agent on June 30, 2012.  Thus, the total number of issued and outstanding common shares on the Company’s unaudited Balance Sheet as of June 30, 2012 did not account for these repurchased common shares.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2012 Compared to Quarter Ended June 30, 2011

Net Sales - The Company’s net sales for the quarter ended June 30, 2012 were $14,488,000, a decrease of $3,836,000, or 20.9%, as compared to the corresponding period in fiscal 2011.  The decrease in sales was mainly related to the decrease in sales of $1,313,000 at our plastic segment and $2,523,000 in sales from our electronic and metallic segment.  These represent decreases of 15.6% and 25.5% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $2,851,000 offsetting the increase in orders from existing customers of $1,506,000.   About 60.0% of the decrease in the segment’s net sales was accounted by telephone products and 24.1% by products related to motor vehicle and vacuum cleaners. The decrease of net sales in the electronic and metallic segment was mainly due to a decrease in orders from existing customers for professional audio equipment of $4,563,000, offsetting increases of $2,039,000 in sales for audio and home entertainment products from new projects with existing customers.

Gross Profit - The gross profit for the quarter ended June 30, 2012 was $2,238,000, representing a gross profit margin of 15.4%.  This compares with the overall gross profit and gross profit margin of $3,161,000 or 17.3% for the quarter ended June 30, 2011.

Gross profit in the plastic segment decreased by $562,000 to $1,353,000 or 19.1% of net sales, for the quarter ended June 30, 2012, as compared to $1,915,000 or 22.8% of net sales, for the quarter ended June 30, 2011.  The decrease in gross margin in the plastic segment was mainly due to an increase in raw materials cost resulting from relatively higher provision on materials, as well as higher factory overheads as a percentage of net sales, as compared to the same quarter in the prior year.

Gross profits in the electronic & metallic segment decreased by $361,000 to $885,000, or 12.0% of net sales, for the quarter ended June 30, 2012, as compared to $1,246,000 or 12.6% of net sales, for the same period of last fiscal year. The decrease in gross profit and margin was mainly attributed to an increase in labor cost due to more overtime charges as well as an increase in factory overheads as a percentage of sales, offsetting an increase in the selling price of products as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2012 were $2,579,000, or 17.8% of total net sales, compared to $3,095,000, or 16.9% of total net sales for the quarter ended June 30, 2011.  There was a decrease in selling, general and administrative expenses of $516,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $282,000 to $1,651,000, or 23.3% of net sales, for the quarter ended June 30, 2012 compared to $1,933,000 or 23.0% of net sales for the corresponding period in fiscal 2011.  The lower SG&A expense for the quarter was primarily related to decreases of $261,000 in staff cost and welfare and $73,000 in selling expense, offsetting increases of $55,000 in local government taxes and $37,000 in sundry expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment decreased by $234,000 to $928,000, or 12.6% of net sales, for the quarter ended June 30, 2012 compared to $1,162,000, or 11.7% of net sales for the corresponding period in fiscal 2011.  The decrease in SG&A expenses was primarily related to a decrease of $185,000 in staff cost and welfare, as well as $47,000 in depreciation expense, as compared with the corresponding quarter in the prior fiscal year.

Other operating income - Other operating income was $22,000 for the quarter ended June 30, 2012, as compared to other operating income of $48,000 for the quarter ended June 30, 2011.

On a segment basis, other operating expense attributable to the plastic segment was $35,000 as compared to other operating income of $9,000 for the same quarter last year.  The increase in other operating expense was mainly accounted for by a provision of $94,000 for doubtful receivables, offsetting a gain of $24,000 on the disposal of fixed assets and $22,000 on sales of scrap materials, as compared to a provision of $212,000 for doubtful receivables, offsetting an exchange gain of $104,000 and a gain of $72,000 on the disposal of fixed assets in the year-ago quarter.

Other operating income attributable to the electronic and metallic segment was $57,000 in the quarter ended June 30, 2012, as compared to other operating income of $39,000 for the year-ago quarter. The increase in other operating income was mainly due to increases of $11,000 in exchange gain and $4,000 in other operating income, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $319,000 for the quarter ended June 30, 2012, as compared with operating income of $114,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $333,000 or negative 4.7% of net sales in the quarter ended June 30, 2012 compared to an operating loss of $9,000 or negative 0.1% of net sales in the corresponding period of fiscal 2011.   The increase in operating loss in the plastic division was mainly due to decreases in gross margin and in other operating income as described above.

Operating income in the electronic & metallic segment was $14,000, or 0.2% of net sales in the quarter ended June 30, 2012 compared to an operating income of $123,000 or 1.2% of net sales in the corresponding period of fiscal 2011.  The decrease in electronic & metallic operating income was mainly due to a decrease in gross margin as well as increases in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income increased by $454,000 to $443,000 for the quarter ended June 30, 2012 as compared to non-operating expense of $11,000 for the year-ago quarter.  This is mainly attributable to $286,000 in income from securities investments, $118,000 from interest income and $46,000 in unrealized gain on marketable securities, as compared to $79,000 from interest income and $143,000 in unrealized loss on marketable securities in the year-ago quarter.

Income Taxes – Income tax for the quarter ended June 30, 2012 was comprised of an income tax expense of $60,000 and a deferred tax provision of $24,000, as compared to an income tax expense of $28,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $31,000 and a deferred tax provision of $24,000 in the plastic segment for the quarter ended June 30, 2012, as compared to nil in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended June 30, 2012 was comprised of an income tax expense of $29,000, as compared to an income tax expense of $28,000 in the corresponding quarter of fiscal 2011.

Net Income – The Company had net income of $40,000 for the quarter ended June 30, 2012 as compared to net income of $75,000 for the quarter ended June 30, 2011.   Net income for the quarter ended June 30, 2012 represented 0.3% of net sales, compared to 0.4% of net sales in the same quarter of the prior fiscal year.

Net income for the plastic segment for the quarter ended June 30, 2012 totaled $5,000, as compared to a net loss of $72,000 for the corresponding quarter in fiscal 2011.  The increase in net income was mainly the result of an increase in non-operating income for the quarter as described above.

Net income for the electronic & metallic segment for the quarter ended June 30, 2012 was $35,000, as compared to net income of $147,000 for the corresponding quarter in fiscal 2011.  The decrease in net income of the electronic & metallic segment was mainly the result of lower gross margin and higher SG&A expense a percentage of sales as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2012, the Company had working capital of $60,046,000 as compared to $60,933,000 at June 30, 2011.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings at June 30, 2012.

At June 30, 2012, the Company had cash and cash equivalents of $33,549,000, as compared to $33,073,000 at June 30, 2011.  During the quarter ended June 30, 2012, net cash provided by financing activities was $244,000, comprised mainly of $610,000 from exercise of employee stock options and $324,000 for dividends payments.  Net cash used in investing activities was $503,000, mainly accounted for by $1,997,000 in the purchase of marketable securities, offsetting $1,496,000 cash available from decrease in time deposits over three months during the quarter ended June 30, 2012.  Net cash provided by operating activities was $735,000.

As of June 30, 2012, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Franki Tse Chief Executive Officer

Date: August 15, 2012